John Hancock Invesment Mangement LLC
200 Berkeley Street Boston, MA 02116

June 27, 2024

To the Trustees of

John Hancock Funds

200 Berkeley Street

Boston, MA 02116

Re: Expense Limitation Letter Agreement

With reference to the Advisory Agreement approved by the Board or entered into by and between John Hancock Investment Management LLC (formerly, John Hancock Advisers, LLC) (the “Adviser”) and John Hancock Strategic Series (the “Trust”), on behalf of each of its respective series listed in Appendix A (each, a “Fund” and collectively, the “Funds”), we hereby notify you as follows:

1. The Adviser agrees to contractually waive or, to the extent necessary, reimburse its advisory fees and other expenses of each Fund (“Expenses”). “Expenses” means all the expenses of a Fund but excluding: (i) taxes; (ii) brokerage commissions; (iii) interest expense; (iv) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund’s business; (v) borrowing costs; and (vi) acquired fund fees and expenses paid indirectly. These contractual waivers expire on September 30, 2023 (for the John Hancock Managed Account Shares Investment-Grade Corporate Bond Portfolio, John Hancock Managed Account Shares Securitized Debt Portfolio, and John Hancock Managed Account Shares Non-Investment-Grade Corporate Bond Portfolio) and September 30, 2025 (for the John Hancock Managed Account Shares Non-Investment-Grade Municipal Bond Portfolio), unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

2. We understand and intend that the Trust will rely on this undertaking in overseeing the preparation and filing of Post-effective Amendments to the Registration Statement on Form N-1A for the Funds with the Securities and Exchange Commission, in accruing each Fund’s expenses for purposes of calculating its net and gross asset value per share, and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and we expressly permit the Trust so to rely.

3. A copy of the document establishing each Trust is filed with the Secretary of The Commonwealth of Massachusetts. This Agreement is executed by the officer in his or her capacity as such and not as an individual and is not binding upon any of the Trustees, officers or shareholders of the Trusts individually but only upon the assets of the Funds.

Very truly yours,

JOHN HANCOCK INVESTMENT MANAGEMENT LLC

By:	/s/ Jeffrey H. Long
Jeffrey H. Long
Chief Financial Officer

Agreed and Accepted

on behalf of each applicable Trust listed in Appendix A

By:	/s/ Fernando A. Silva
Fernando A. Silva
Chief Financial Officer

APPENDIX A

JOHN HANCOCK STRATEGIC SERIES

Fund	Expiration Date of Expense Waiver

John Hancock Managed Account Shares Investment-Grade Corporate Bond Portfolio	9/30/2025	[1]

John Hancock Managed Account Shares Securitized Debt Portfolio	9/30/2025	[1]

John Hancock Managed Account Shares Non-Investment-Grade Corporate Bond Portfolio	9/30/2025	[1]

John Hancock Managed Account Shares Non-Investment-Grade Municipal Bond Portfolio	9/30/2025

John Hancock Managed Account Shares Bond Completion Portfolio	9/30/2026

[1]

At the June 25-27, 2024 meeting of the Board of Trustees of the Trust, the Adviser notified the Board of, and the Board approved, the renewal of the contractual waiver on fund expenses for the John Hancock Managed Account Shares Investment-Grade Corporate Bond Portfolio (0.00%), John Hancock Managed Account Shares Securitized Debt Portfolio (0.00%), and John Hancock Managed Account Shares Non-Investment-Grade Corporate Bond Portfolio (0.00%), each with an expiration date of September 30, 2025, each effective upon the current expiration date of September 30, 2024.